UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.

(Name of Subject Company)

MGI PHARMA, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

552880106

(CUSIP Number of Class of Securities)

Eric P. Loukas

Executive Vice President, Chief Operating Officer,

General Counsel and Corporate Secretary

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437-3174

(952) 346-4700

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Asher M. Rubin

Glenn C. Campbell

William I. Intner

Hogan & Hartson L.L.P.
111 S. Calvert Street – Suite 1600

Baltimore, Maryland 21202

(410) 659-2700

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 21, 2007 (as previously amended and supplemented by Amendment No. 1 on January 4, 2008, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MGI PHARMA, INC., a Minnesota corporation (the “Company”).  The Schedule 14D-9 relates to the offer by Jaguar Acquisition Corp. (“Offeror”), a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company, the “Shares”) at a purchase price of $41.00 per Share, net to the holder thereof in cash, without interest and subject to the applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

(a)(1)(F)	Press Release issued by Company on November 29, 2007 announcing that it was exploring possible strategic alternatives. *

(a)(1)(G)	Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 11, 2007).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to the Schedule 14D-9). *

(a)(1)(I)	MGI PHARMA, INC. Employment and Benefit Q&As.**

(a)(2)	Letter to Shareholders from the President and Chief Executive Officer of MGI PHARMA, INC., dated December 21, 2007. *

(a)(5)(A)	Opinion of Lehman Brothers, Inc. to the Board of Directors of MGI PHARMA, INC., dated December 10, 2007 (incorporated by reference to Annex II attached to the Schedule 14D-9). *

(a)(5)(B)	Complaint filed by L.A. Murphy in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 14, 2007. *

(a)(5)(C)	Complaint filed by Judith Dreyer in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 28, 2007. *

(e)(1)

Agreement and Plan of Merger, dated December 10, 2007, between MGI PHARMA, INC., a Minnesota corporation, Eisai Co., Ltd., a Japan corporation, and Jaguar Acquisition Corp., a Minnesota corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 11, 2007).

(e)(2)

Form of Termination Agreement, between MGI PHARMA, INC. and each of its Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007).

(e)(3)	Retention Agreement, dated December 15, 2007, between Leon O. Moulder, Jr. and Eisai Corporation of North America. *

(e)(4)	Retention Agreement, dated December 15, 2007, between Mary Lynne Hedley and Eisai Corporation of North America. *

(e)(5)	Confidentiality Agreement, dated September 27, 2007, between MGI PHARMA, INC. and Eisai Co., Ltd. *

(e)(6)	Amendment No. 2 to Rights Agreement, dated December 20, 2007, to the Rights Agreement, dated July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (now Wells Fargo Bank, N.A.). *

*      Previously filed.

**   Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGI PHARMA, INC.

Date: January 11, 2008	By:	/s/ Eric P. Loukas
		Name:	Eric P. Loukas
		Title:	Executive Vice President, Chief Operating
Officer, General Counsel and Corporate
Secretary